Exhibit 99.1

For Immediate Release

Kenon Schedules IC Power and Qoros Q2 2016 Results Release for Wednesday, September 7, 2016

- Conference Call Scheduled for September 7, 2016 at 9 am Eastern Time -

Singapore, August 31, 2016. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announced today that it will be releasing the Q2 2016 results of I.C. Power Pte. Ltd. and Qoros Automotive Co., Ltd. on Wednesday, September 7, 2016. Due to ZIM’s decision to postpone the publication of its financial statements, the release to be issued on September 7 will not include the financial results of ZIM and, as a result, will not include the consolidated results of Kenon, which will be published at a later date.

Kenon will also host a conference call on September 7, starting at 9 am Eastern Time. Management will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US:	1-888-281-1167
UK:	0-800-051-8913
Israel:	03-918-0685
Singapore:	+65-3158-3851
International:	+972-3-918-0685

At: 9 am Eastern Time, 6 am Pacific Time, 2 pm UK Time, 4 pm Israel Time, 9 pm Singapore Time

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com/ beginning 24 hours after the call.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when it believes it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.
Barak Cohen	Jonathan Fisch
VP Business Development and IR	Director, Investor Relations
barakc@kenon-holdings.com	jonathanf@kenon-holdings.com
Tel: +65 6351 1780	Tel: +1 917 891 9855

External Investor Relations
Ehud Helft
GK Investor Relations
kenon@gkir.com
Tel: +1 617 318 3096